
06014652


HINDALCO
ADITYA BIRLA GROUP

82-3428

Date:- 20th June, 2006

Ref: AM:PVK:356:2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

We are sending herewith the Audited Consolidated Financial Results of the Company for the year ended 31st March, 2006, as approved at the Committee Meeting held today.

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
General Manager &
Company Secretary

Encl:- as above

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH,2006

(Rupees in Million)

	Particulars	Nine Months ended 31/12/2005 Unaudited	Quarter ended 31/03/2006 (Unaudited)	Quarter ended 31/03/2005 (Unaudited)	Accounting year ended 31/03/2006 (Audited)	Accounting year ended 31/03/2005 (Audited)	Consolidated Results for the Accounting year ended 31/03/2006 (Audited)	Consolidated Results for the Accounting year ended 31/03/2005 (Audited)
1	Net Sales & Operating Revenues	77,391	36,574	25,156	113,965	95,231	120,362	101,053
2	Other Income	1,696	743	750	2,439	2,700	2,805	2,779
3	Total Expenditure	60,638	27,276	18,871	87,914	72,465	91,913	76,747
	(a). (Increase)/Decrease in Stock in Trade	(5,480)	(4,858)	(278)	(10,338)	(2,557)	(11,000)	(3,021)
	(b). Consumption of Raw Materials	42,444	23,590	11,784	66,034	46,396	62,319	43,644
	(c). Staff Cost	3,397	1,230	990	4,627	4,116	5,644	5,041
	(d). Manufacturing and Operating Expenses	17,006	6,217	5,293	23,223	20,112	28,587	24,965
	(e). Other Expenditure	3,271	1,097	1,082	4,358	4,398	6,363	6,118
4	Interest & Finance Charges	1,628	624	380	2,252	1,700	3,014	2,159
5	Gross Profit	16,821	9,417	6,655	26,238	23,766	28,240	24,926
6	Depreciation	3,768	1,443	1,396	5,211	4,633	7,959	6,325
7	Profit before Tax & Extraordinary Items	13,053	7,974	5,259	21,027	19,133	20,281	18,601
	Extraordinary Items	(30)	-	91	(30)	91	(23)	131
8	Profit before Tax	13,083	7,974	5,168	21,057	19,042	20,304	18,470
9	Provision for Tax	2,791	1,711	1,598	4,502	6,464	4,403	6,228
	(a). Provision for Current Tax	2,017	1,224	1,690	3,241	5,705	3,315	5,419
	(b). Provision for Deferred Tax	703	457	(92)	1,160	759	980	809
	(c). Provision for Fringe Benifits Tax	71	30	-	101	-	108	-
10	Profit for the period	10,292	6,263	3,570	16,555	12,578	15,901	12,242
	Tax for earlier years written back	-	-	(915)	-	(716)	(1)	(716)
11	Profit before Minority Interest	10,292	6,263	4,485	16,555	13,294	15,902	12,958
12	Minority Interest	-	-	-	-	-	106	110
13	Net Profit	10,292	6,263	4,485	16,555	13,294	15,796	12,848
14	Paid-up Equity Share Capital							
	(Face Value : Re.1/- per Share)	928	986	928	986	928	986	928
15	Reserves				95,077	75,738	92,383	75,233
16	Basic & Diluted EPS (Rs.)	10	6	5	17	13	16	13
17	Aggregate of non-promoter shareholding							
	(a). Number of shares				847,818,402	687,067,400		
	(b). Percentage of shareholding				73.78%	74.06%		

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Nine Months ended 31/12/2005 Unaudited	Quarter ended 31/03/2006 (Unaudited)	Quarter ended 31/03/2005 (Unaudited)	Accounting year ended 31/03/2006 (Audited)	Accounting year ended 31/03/2005 (Audited)	Consolidated Results for the Accounting year ended 31/03/2006 (Audited)	Consolidated Results for the Accounting year ended 31/03/2005 (Audited)
1. Segment Revenues							
(a) Aluminium	43,160	17,263	14,564	60,423	52,519	61,180	53,217
(b) Copper	34,225	19,317	10,592	53,542	42,712	56,181	45,470
(c) Others	-	-	-	-	-	3,002	2,390
	77,385	36,580	25,156	113,965	95,231	120,363	101,077
Inter Segment Revenue Adjustment	(6)	6	-	-	-	1	24
Net Sales & Operating Revenues	77,391	36,574	25,156	113,965	95,231	120,362	101,053
2. Segment Results (Profit/Loss before Tax and interest from each Segment)							
(a) Aluminium	14,150	7,131	4,424	21,281	15,957	21,764	16,193
(b) Copper	(1,008)	1,201	646	193	2,538	(867)	1,741
(c) Others	-	-	-	-	-	595	481
	13,142	8,332	5,070	21,474	18,495	21,492	18,415
Less: Interest & Finance Charges	(1,628)	(624)	(380)	(2,252)	(1,700)	(3,014)	(2,159)
	11,514	7,708	4,690	19,222	16,795	18,478	16,256
Add: Other un-allocable Income net off un-allocable expenses	1,539	266	569	1,805	2,338	1,803	2,345
Profit before Tax & Extraordinary Items	13,053	7,974	5,259	21,027	19,133	20,281	18,601
3. Capital Employed (Segment Assets - Segment Liabilities)							
(a) Aluminium	58,512	65,792	55,129	65,792	55,129	69,768	57,847
(b) Copper	46,727	50,738	37,813	50,738	37,813	62,712	49,775
(c) Others	-	-	-	-	-	5,014	5,337
	105,239	116,530	92,942	116,530	92,942	137,494	112,959

Notes:

1. Upon allotment of 231,521,031 equity shares of Re 1 each at a premium of Rs 95 per share on rights basis on 15th February 2006, the issued, subscribed and paid-up capital of the Company has increased from Rs 927.77 million to Rs [illegible] million. Issue expenses amounting to Rs 365.97 million net of its tax effect has been adjusted against Securities Premium Account. The proceeds of the rights issue at 25% of issue price amounting to Rs 5555.50 million has been utilized for the purpose of defraying related issue expenses mentioned earlier and subscription to shares of a subsidiary company to the tune of Rs 148.89 million while balance amount is temporarily invested in short term liquid securities. Basic and diluted EPS for the quarter and year ended 31st March 2006 have been calculated taking into account the effect of this rights issue.
2. Net Sales & Operating Revenues for the three months and the year ended 31st March 2006 include Rs 1038.08 million being benefit accrued in relation to exports made during the year under the Target Plus Scheme announced in the Foreign Trade Policy 2004-09.
3. Provision for Taxation for the year has been worked out after considering the effect of favourable appellate decisions (received during the fourth quarter) as also expert opinion obtained after such decisions. Effect being given by also restating the corresponding amounts for the interim periods for which unaudited results have already been published earlier, so as to convey the relevant information more meaningfully.
4. Depreciation includes Rs 44.54 million being impairment loss accounted during the quarter and year ended 31st March 2006.
5. The Board of Directors has recommended a dividend of Rs. 2.20 per share subject to approval of the shareholders at the Annual General Meeting.
6. Figures of previous periods have been regrouped wherever found necessary.
7. The consolidated financial results comprise of the performance of the Company and its subsidiaries and joint venture. The consolidated financial results are based on the consolidated financial statements prepared in conformity with the applicable Accounting Standards issued by the Institute of Chartered Accountants of India.
8. The Company's standalone financial results were taken on record at the meeting of the Board of Directors of the Company held on 29th April, 2006. The consolidated financial results of the Company have been taken on record at the meeting of Audit Committee of the Board of Directors on 20th June, 2006.

By and on behalf of the Board

Place: Mumbai
Dated: 20th June, 2006

M.M. Bhagat
Director